FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2004

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F | |

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes | |	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index 1. Press release dated March 12, 2004 (Quebecor Media inc.).

March 12, 2004

For immediate release

Érik Péladeau, Chairman; Serge Gouin, President and Chief Executive Officer
Changes in senior management at Quebecor Media

Montréal, Quebec – The Board of Directors of Quebecor Media Inc. announces that Mr. Érik Péladeau has been appointed to the position of Chairman of the Board and Mr. Serge Gouin to the position of President and Chief Executive Officer. Mr. Péladeau was previously Senior Executive Vice President of Quebecor World and Mr. Gouin, Chairman of the Board of Quebecor Media. Mr. Péladeau is also Vice-Chairman of the Board of Quebecor Inc. and Vice-Chairman of the Board of Quebecor World Inc.

Érik Péladeau has occupied positions with various Quebecor companies for more than 25 years. Among other things, as President of Quebecor Multimédia, he was responsible for Quebecor’s move into new media. He has been a Director of Quebecor Media since it was founded in the fall of 2000.

“Quebecor Media is an indisputable success story,” said Mr. Péladeau. “Its components work together seamlessly, to the benefit of customers, employees and shareholders. The challenge will be to continue along the same course in the years to come and consider new growth opportunities, while developing the corporate culture on which the Company’s success is built.”

Serge Gouin has extensive experience in the media industry. He served as President and Chief Executive Officer of Télé-Métropole (now called TVA) from 1987 to 1991, and as President and Chief Operating Officer of Le Groupe Vidéotron ltée from 1991 to 1996. Mr. Gouin has been a member of the Board of Directors of Quebecor Media since the Company was created in the fall of 2000. He was subsequently appointed Chairman of Vidéotron ltée and, in the fall of 2002, Chairman of Quebecor Media.

“Pierre Karl Péladeau did a tremendous job at the helm of Quebecor Media,” Mr. Gouin commented, “which will make my work that much easier. The company’s components are integrated to a remarkable degree, considering all that was accomplished in the space of only three years. The executives of the subsidiaries all have proven track records and I know I will be able to count on them as we continue the company’s growth and development.”

Bio notes of Mr. Péladeau and Mr. Gouin are attached to this press release.

The Company

Quebecor Media Inc., a subsidiary of Quebecor Inc. (TSX: QBR.A, QBR.B), operates in Canada, the United States, France, Italy and the UK. It is engaged in newspaper publishing (Sun Media Corporation), cable television (Vidéotron ltée), broadcasting (TVA Group Inc.), Web integration and technology (Nurun Inc. and Mindready Solutions Inc.), Internet portals (Netgraphe Inc.), magazines (TVA Publishing Inc.), books (half a dozen associated publishing houses), distribution and retailing of cultural products (Archambault Group Inc. and Le SuperClub Vidéotron ltée) and business telecommunications (Vidéotron Télécom ltée).

Information:

Luc Lavoie
Executive Vice President, Corporate Affairs
Quebecor Inc.
Office: (514) 380 1974
Portable: (514) 236 8742
lavoie.luc@quebecor.com

Érik Péladeau
Chairman of the Board
Quebecor Media Inc.

Érik Péladeau was born in 1955. He graduated from Collège Bourget de Rigaud and pursued his studies in business administration at L’École des Hautes Études Commerciales in Montreal.

In the last 25 years, Érik has gained a lot of experience throughout various departments and companies of the Quebecor enterprise.

His initiation to the family business came at the early age of 12 when he worked during the summer months at Les Messageries Dynamiques, a division of Groupe Quebecor Inc. He also worked at l’Imprimerie Montréal Offset, Le Journal de Montréal, the Philadelphia Journal and the Quebecor weekly newspapers.

In November 1984, Érik left Quebecor to start his own business, Groupe Lelys, a printing plant specialized in labels and located in Laval. He headed Groupe Lelys for 4 years before returning to Quebecor. He still owns the company which generates millions of dollars of label business per year.

In 1988, he returned to Quebecor Inc. as Assistant Vice President for its printing division, responsible for the development of corporate accounts.

In January 1989, when Quebecor Printing Inc. was created, Érik became Vice President, Sales & Marketing. In October 1990, he assumed the position of Vice President, Purchasing, Sales & Marketing and in April 1991, he held the position of Vice President, Sales & Purchasing. In April 1993, Érik was appointed to the position of Senior Vice President. In 1995, Quebecor created Quebecor Multimédia with Érik Péladeau as Chairman and Chief Executive Officer. On December 22, 1997, Quebecor Communications Inc. appointed Érik Péladeau to the position of Chairman. Since January 2001, Érik is Vice Chairman of the Board of Quebecor Inc. and, in October 2001, he was also appointed Vice Chairman of the Board of Quebecor World Inc.

Mr. Péladeau is also Chairman of the Board of Joncas Postexperts inc.

He is a member of the Board of Directors of Le Groupe Jean Coutu (PJC) Inc., of R.A.N.K.I.N. Technologies, who commercialize and distribute the Boomerang MC, a tracking system for stolen vehicles, heavy equipment and watercrafts. He is also a member of the Board of le Centre d’Entrepreneurship of the HEC, a launching pad for the entrepreneurial career for students of the HEC, l’École Polytechnique and l’Université de Montréal. Among his charitable activities, he presides La Guignolée Pierre-Péladeau and is Honorary President of the quinquennial corporate campaign of Le Fonds Guy Latraverse of REVIVRE (previously known as the Association of depressives and maniaco-depressives). In 2001, he was Co-President of the Sports Celebrities Festival for the benefit of the Quebec Special Olympics.

Serge Gouin
President and CEO
Quebecor Media Inc.

Born in Montreal on March 6, 1943, father of three children: Sophie, Philippe and Simon.

Graduated from the University of Western Ontario (M.B.A. in 1966 and B.A. in 1965) and from the University of Montreal (B.A. in 1963).

From 1966 to date he held the following positions:

2003...	Advisory Director, Citigroup Global Markets Canada Inc.

1998-03	Vice Chairman, Salomon Smith Barney Canada Inc.(A member of Citigroup)

1991-96	President and Chief Operating Officer of Le Groupe Vidéotron Ltée, Montreal

1987-91	President and Chief Executive Officer of Télé-Métropole Inc., Montreal

1983-86	Chairman of the Board and Chief Executive Officer of Savin Corporation, Stamford, Connecticut, U.S.A.

1976-83	Executive Vice President of Canada Development Corporation, Toronto

1973-76	General Manager of National Cablevision Ltd., Montreal

1968-73	Management Consultant with Currie, Cooper & Lybrand, Montreal

1966-68	Assistant to the President of J.E. Fournier Ltee, Montreal

Serge Gouin is also a member of the following boards of directors:

Astral Communications Inc., Cossette Communication Group Inc., Cott Corporation (Lead Director), Onex Corporation, Quebecor Media Inc. (Chairman of the Board), Siemens Canada Limited, TVA Group, Videotron Ltee (Chairman of the Board), and serves on the Canadian Advisory Board of Willis Canada.

He also serves on the Advisory Committee of the Richard Ivey School of Business, London, Ontario, on the Board of the Montreal Design Institute and on the Board of the Royal Institute of Advanced Learning (McGill University).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/S/ Claudine Tremblay By: Claudine Tremblay Director, Corporate Services and Assistant Corporate Secretary

Date: March 12, 2004